787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111
July 25, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Gabelli Utility Trust (Securities Act File No. 333-174333, Investment Company Act File No. 811-09243) Response to Staff Comments
Ladies and Gentlemen:
On behalf of The Gabelli Utility Trust (the “Fund”), please find responses to comments provided by Laura E. Hatch of the Staff of the Securities and Exchange Commission (“SEC”) via correspondence, dated June 17, 2011, to the undersigned of our firm regarding the filing of a registration statement on Form N-2 (“Registration Statement”) for the Fund.
For the convenience of the Staff, comments provided in the correspondence are set out below. We have discussed the Staff’s comments with representatives of the Fund and the Fund’s investment adviser. The Fund’s responses to the Staff’s comments are set out immediately under the comment.
Prospectus
Prospectus Summary
(1) Comment: It appears that the Fund may also offer rights in this shelf registration statement. If that is correct, please include appropriate disclosure in the prospectus including under the heading “The Offering.” In addition, we note that material information is missing from the prospectus supplements regarding the rights offerings. Please include an undertaking in Part C of the registration statement to file a post-effective amendment when such rights are subsequently offered. We may have additional comments.
     Response: Additional disclosure has been included in the prospectus summary to clarify that the offering may be for common stock, preferred stock, subscription rights for common stock and subscription rights for preferred stock. The Fund has included an undertaking in Part C of the registration statement to file a post-effective amendment when rights are offered from the shelf registration statement. The Fund respectfully submits, however, that

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July 25, 2011
the securities laws and SEC guidance thereunder do not require the Fund to file a post-effective amendment when rights are offered from the shelf registration statement.
(2) Comment: Under the heading, “The Offering” and elsewhere in the registration statement as appropriate, please clarify whether the Fund may issue auction rate preferred shares through this prospectus. The prospectus states that the auctions for the auction rate preferred shares have failed and holders of the Fund’s auction rate preferred shares who wanted to sell their shares at par through the auction process have been unable to do so. Please clarify how long the auctions have failed (e.g., since February 2008). If the Fund issues auction rate preferred shares, a brief description of the significant liquidity risks for holders of auction rate preferred shares should also be prominently and clearly disclosed in the prospectus supplement.
     Response: The second sentence under “The Offering” states that preferred shares issued may either be fixed rate preferred shares or auction rate preferred shares. The “Description of the Shares – Preferred Shares” section of the prospectus states that since February 2008 the Fund’s Series B Preferred have been unable to hold successful auctions. If the Fund issues auction rate preferred shares, the requested description will be provided.
(3) Comment: Under the heading “Investment Objectives and Policies,” please discuss the Fund’s investment policy of investing in companies located in emerging markets, if applicable. Please also include the related risk of investing in emerging markets, if applicable.
     Response: The section “Investment Objectives and Policies – Investment Objectives,” discloses that: “The Fund will invest at least 80% of its assets, under normal market conditions, in common stocks and other securities of foreign and domestic companies involved in providing products, services, or equipment for (i) the generation or distribution of electricity, gas, and water and (ii) telecommunications services or infrastructure operations. . . . Under normal circumstances the Fund will invest in securities of issuers located in countries other than the United States and may invest in such foreign securities without limitation. Investing in securities of foreign issuers, which generally are denominated in foreign currencies, may involve certain risk and opportunity considerations not typically associated with investing in domestic companies and could cause the Fund to be affected favorably or unfavorably by changes in currency exchange rates and revaluations of currencies.” Disclosure to this effect, to the extent not already included, has been included under the heading “Investment Objectives and Policies” in the Prospectus Summary section. The Fund also confirms that among the foreign securities in which the Fund may invest are those issued by companies located in emerging markets. Disclosure to this effect, and related risk disclosure, has been included in the Prospectus.
(4) Comment: Under the heading “Investment Objectives and Policies,” please review the Fund’s disclosure to ensure that it accurately describes the Fund’s use of derivatives and their risks. In connection with this, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.govidivisions/investment/guidance/ici073010.pdf).

Securities and Exchange Commission
July 25, 2011
     Response: The Fund confirms that the Fund’s disclosure accurately describes the Fund’s use of derivatives and their risks.
(5) Comment: Under the heading “Dividends and Distributions,” the disclosure for Preferred Stock Distributions states, “The amount treated as a tax-free return of capital will reduce a shareholder’s adjusted tax basis in the preferred stock, thereby increasing the shareholder’s potential gain or reducing the potential loss on the sale of the shares.” This disclosure could be confusing to investors as it appears to state that a return of capital distribution is beneficial to the shareholder. Please revise this disclosure.
     Response: This disclosure has been updated to clarify that, on the sale of shares, a shareholder’s taxable potential gain will increase and a shareholder’s taxable potential loss will be reduced.
(6) Comment: Many investors may not fully understand a return of capital. Please clarify in the prospectus that shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the Fund is net profit. In addition, please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.
     Response: The requested disclosure has been included. The Fund does not intend to report a distribution yield. The following sentence from the Fund’s annual report will be included in the Fund’s prospectus: “Distributions sourced from paid-in capital should not be considered as dividend yield or the total return from an investment in the Fund.”
(7) Comment: For the past four years the Fund has distributed ten percent per year, all of which has been a return of capital. Will any of the proceeds from this offering be used to continue the Fund’s managed distribution policy? If so, please discuss in the section under the heading “Use of Proceeds.”
     Response: The Fund intends to use the proceeds from the offering to purchase portfolio securities in accordance with its investment objectives and policies as appropriate investment opportunities are identified. Cash is fungible, however, and depending on market conditions and operations a portion of the cash held by the Fund, including any cash raised from this offering, may be used to pay distributions.
(8) Comment: In the “Management and Fees” section, the prospectus states, “[T]he Investment Adviser has agreed to reduce the management fee on the incremental assets attributable to the preferred shares during the fiscal year if the total return of the net asset value of the common shares of the Fund, including distributions and advisory fees subject to reduction for that year, does not exceed the stated dividend rate or corresponding swap rate of each particular series of preferred shares for the period. . . . This fee waiver is voluntary and, except in connection with the waiver applicable to the portion of the Fund’s assets attributable to Series A Preferred and Series B Preferred, may be discontinued at any time. For Series A Preferred and

Securities and Exchange Commission
July 25, 2011
Series B Preferred, the waiver will remain in effect as long as any shares in a series are outstanding.” Please state whether or not this agreement will apply to any issued preferred shares from this offering.
       Response: The requested change has been made.
Summary of Fund Expenses
(9)  Comment: Please remove the line item “Total annual fund operating expenses and dividends on preferred stock” from the fee table.
       Response: The requested change has been made.
(10) Comment: The numbers in the fee table do not agree with the Financial Highlights. Please explain the difference.
       Response: The numbers in the fee table are based on the current assets of the Fund and the numbers in the financial highlights table are based on the Fund’s average net assets for 2010. As a result, the numbers in the fee table and in the financial highlights table will differ.
(11) Comment: The offering also may include notes. If applicable please include the amount of any interest on borrowed funds for the issuance of any notes.
       Response: As requested by the Staff, the Fund has estimated its fee table based on an offering of $65 million in common shares, $25 million in preferred shares, and $10 million in notes. The actual amounts in connection with any offering will be set forth in the prospectus supplement for the offering. The amount of any interest on borrowed funds for the issuance of any notes has been disclosed in the fee table.
(12) Comment: Please review the calculation for the expense example. Using the numbers provided in the fee table, the expenses for the one-, three-, five-, and ten-year periods do not agree to the numbers provided.
       Response: As discussed with the Staff, the example numbers and the fee table numbers have been updated so that these numbers are not inconsistent in the current version of the Registration Statement.
Common Share Distribution Policy Risk
(13) Comment: The disclosure under this heading states, “A portion of the distributions to holders of common shares during five of the ten fiscal years since the Fund’s inception has constituted a return of capital.” This disclosure is inconsistent with the disclosure earlier in the prospectus which states that “A portion of the distributions to holders of common shares during seven of the twelve fiscal years since the Fund’s inception has constituted a return of capital.” Please correct the apparent inconsistency.
       Response: The requested change has been made.

Securities and Exchange Commission
July 25, 2011
Statement of Additional Information
Portfolio Manager Information
(14) Comment: Please move the information for the portfolio managers’ ownership of shares in the Fund to immediately after the discussion of potential conflicts of interest.
       Response: The requested change has been made.
GENERAL
(15) Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
       Response: The Fund acknowledges that the Staff may have additional comments to a pre-effective amendment to the Registration Statement.
(16) Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
       Response: The Fund has not submitted and does not expect to submit an exemptive application or no-action letter in connection with the Registration Statement.
*      *      *      *
The Fund hereby represents that, with respect to the filing of the Registration Statement made by the Fund with the SEC and reviewed by the Staff, it acknowledges that:
a)	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;
b)	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the Fund effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
c)	the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Any questions or comments regarding this letter should be directed to the undersigned at (212) 728-8865.
Very truly yours,

/s/ Ryan P. Brizek Ryan P. Brizek

Securities and Exchange Commission
July 25, 2011

cc:	Bruce N. Alpert, The Gabelli Utility Trust
Agnes Mullady, The Gabelli Utility Trust
Peter D. Goldstein, The Gabelli Utility Trust
Carter W. Austin, The Gabelli Utility Trust
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP